October 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:	Joseph Ambrogi
David Link

Re:	Blockchain Coinvestors Acquisition Corp. I
Registration Statement on Form S-1
Filed August 26, 2021
File No. 333-259091

Ladies and Gentlemen:

Blockchain Coinvestors Acquisition Corp. I (the “Company”) hereby advises the Staff of the Securities and Exchange Commission (the “Commission”) that we have received the Staff’s letter dated September 16, 2021, regarding the Staff’s review of the Registration Statement on Form S-1 filed with the Commission on August 26, 2021 (the “Registration Statement”). Our responses to the comment from the comment letter is provided below. For the Staff’s convenience, the comment is restated in bold italics prior to our response.

Disclosure changes made in response to the Staff’s comment and updates to certain other disclosures have been made in Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. To facilitate your review, we are also providing to the Staff on a supplemental basis the Revised Registration Statement marked to show changes from the Registration Statement.

Form S-1 filed August 26, 2021

Capitalization, page 87

1.

We note that you are offering 25,000,000 shares of Class A ordinary shares as part of your initial public offering of units, but only show 22,966,079 shares of Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer in concluding that all 25,000,000 shares of Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Joseph Ambrogi

David Link

October 5, 2021

Response: The Company advises the Staff that it has revised the disclosure on pages 85, 86 and 87 of the Revised Registration Statement in response to the Staff’s comment, and will present all 25,000,000 shares of Class A ordinary shares as outside of permanent equity and part of the shares subject to possible redemption.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Gina Eiben at (503) 727-2059.

Respectfully submitted,

/s/ Lou Kerner
Lou Kerner
Chief Executive Officer

cc:	Matthew C. Le Merle

Blockchain Coinvestors Acquisition Corp. I

M. Christopher Hall
Gina Eiben

Perkins Coie LLP